February 8, 2016

VIA EDGAR

Pamela A. Long

Assistant Director

Division of Corporation Finance

Office of Manufacturing and Construction

Securities and Exchange Commission

Mail Stop 4631

100 F Street N.E.

Washington, D.C. 20549

Re:                             Advanced Disposal Services, Inc. (formerly known as ADS Waste Holdings, Inc.)
Registration Statement on Form S-1
File No. 333-206508

Dear Ms. Long:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective February 10, 2016, at 2:00 p.m. Eastern Time or as soon thereafter as practicable.  Please call Richard Alsop at (212) 848-7333 to provide notice of effectiveness.

In connection with this request for effectiveness, Advanced Disposal Services, Inc. (the “Company”) acknowledges the following:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

90 Fort Wade Road, Suite 200  •  Ponte Vedra, FL 32081

Tel (904)737-7900  •  Fax (904)636-0699  •   AdvancedDisposal.com

Very truly yours,

Advanced Disposal Services, Inc.

By:	/s/ Michael K. Slattery
Michael K. Slattery
Senior Vice President, General Counsel & Secretary

cc:   Frank Pigott, Esq., United States Securities and Exchange Commission

Richard B. Alsop, Esq., Shearman & Sterling LLP